FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: September 30, 1998   |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response.......0.5  |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Spiller           Jonathan              M.
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   (Last)            (First)            (Middle)

   c/o Armor Holdings, Inc.
   13386 International Parkway
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                     (Street)

   Jacksonville        FL               32218
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Armor Holdings, Inc. (ABE)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####
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4. Statement for Month/Year

   April 1998
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)


   President and Chief Executive Officer

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock               4/1/98      X              126,582       A       $0.79       299,246             D
---------------------------------------------------------------------------------------------------------------------------------
Common Stock                 --        --                --         --        --         43,541             I        By Children
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one person, see Instruction 4(b)(v).                                          SEC 1474 (7-96)


                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
-----------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right
to buy)      $0.79     4/1/98    X             126,582   --       --  Common Stock  126,582  $0.79  597,418        D
-----------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right       $10.4375                                           9/2/
to buy)*     per share  --       --        --           9/2/97  2007  Common Stock  100,000         597,418        D
-----------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right       $11.00                                     12/31/  9/2/
to buy)*     per share  --       --        --           1998    2007  Common Stock  100,000         597,418        D
-----------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right       $12.00                                     12/31/  9/2/
to buy)*     per share  --       --        --           1999    2007  Common Stock   50,000         597,418        D
-----------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right       $1.00                                      1/19/   1/19/
to buy)***   per share  --       --        --           1996    1999  Common Stock   24,000         597,418        D
-----------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right
to buy)**      **       **       --        --             **     **   Common Stock  323,418         597,418        D

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

Explanation of Responses:  *   ]  See Schedule A attached
                           **  ]  Hereto and made a part hereof
                           *** ]


               /s/ Jonathan M. Spiller                        May 7, 1998
              ----------------------------------------     --------------------
                   Jonathan M. Spiller
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                    Page 2
                                                            SEC 1474 (7-96)

                                SCHEDULE A

                         EXPLANATION OF RESPONSES
                                    FOR
                           JONATHAN M. SPILLER


* These options were granted under the Armor Holdings, Inc. (the "Company") Amended and Restated 1996 Stock Option Plan as of September 2, 1997, subject to the approval of the Option Committee of the Board of Directors of the Company. The options were approved by the Option Committee and ratified by the Board of Directors on October 29, 1997.

** These options were granted under the Company's 1994 Incentive Stock Plan between January 1, 1994 and December 12, 1995, at exercise prices ranging from $.79 to $1.05 per share, and will expire at various times between January 1, 2004 and March 28, 2005. All of these options vested and became exercisable on January 18, 1996, due to a change in control of the Company.

*** These options were granted as of January 19, 1996 and ratified by the Board of Directors of the Company on March 4, 1996. These options are non-qualified options not granted pursuant to any stock option plan.
      The option grant was originally for 50,000 shares, but was subject to reduction upon the occurrence of certain events, as set forth in the letter agreement between the reporting person and Kanders Florida Holdings, Inc., a principal stockholder of the Company. Such letter agreement is filed as an exhibit to the reporting person's Schedule 13D, as amended. The option grant was reduced pursuant to the terms of said letter agreement and the option agreement entered into between the reporting person and the Company to 24,000 shares, the number of shares of Common Stock sold by the reporting person on November 8, 1996.